Schedule 13G


Name of issuer: Verastem Inc

	Title of class of securities: Common Stock

	Cusip: 92337C104

	Date of event which requires filing: 12/31/15

	Rule 13d-1(b)

	1.	Platinum Investment Management Limited

	2.	(b)

	3.

	4.	Sydney Australia

	5.	Platinum Investment Management Limited
		688,924		(1.9%)
		Note:Combined total of underlying managed funds

	6.	N/A

	7.	Platinum Investment Management Limited
		688,924	(1.9%)
		Note:Combined total of underlying managed funds

	8.	N/A

	9.	688,924

	10.	No

	11.	1.9%

	12.	IA